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                            October 5, 2021

       Richard Wright
       Chief Executive Officer
       The Alkaline Water Company Inc.
       8541 E Anderson Drive, Suite 100/101
       Scottsdale, Arizona 85255

                                                        Re: The Alkaline Water
Company Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 17,
2021
                                                            File No. 333-259625

       Dear Mr. Wright:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 Filed September 17, 2021

       General

   1. We note that your Form 8-Ks filed on March 25, 2021 and April 6, 2021 do not appear to have been timely filed,
given they relate to events that occurred on March 18, 2021 and
                                                        March 30, 2021,
respectively. Accordingly, it does not appear that you meet the eligibility requirement
set forth in General Instruction I.A.3(b) of Form S-3. Please explain why you believe
you are eligible to file on Form S-3, or amend your registration statement to file on an
appropriate form.
 Richard Wright
FirstName  LastNameRichard
The Alkaline Water CompanyWright
                           Inc.
Comapany
October    NameThe Alkaline Water Company Inc.
        5, 2021
October
Page 2 5, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Lamparski at 202-551-4695 or Katherine Bagley at 202-551-
2545 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Virgil Hlus